Mail Stop 6010

June 8, 2007

A.J. Kazimi
Chief Executive Officer and Chairman of the Board
Cumberland Pharmaceuticals, Inc.
2525 West End Avenue – Suite 950
Nashville, Tennessee 37203

Re: Cumberland Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-142535

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Document

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table

- Dilution
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. Comments on your application for confidential treatment will follow under separate cover. We will not consider a request for acceleration of effectiveness of the registration statement until any comments we may have on the application are resolved.

4. Please update your interim financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Prospectus Summary

5. Please disclose your accumulated deficit.

6. Please revise your statement that you expect Amelior to be the first injectable product approved for pain and fever. You should not assume you will receive FDA approval. Similarly, revise page 45.

7. Please delete the statement that you believe Amelior is a safe and effective treatment. Safety and efficacy is still being tested and are determinations made by the FDA.

8. Please provide third party support for your statement that NAC is accepted as the worldwide standard of care for treating acetaminophen overdose.

9. Please provide your basis for your belief that you can continue to expand your market share of Acetadote. Since Acetadote is the only intravenous formulation of N-acetylcysteine, how are you defining the market?

10.   We note your discussion related to early-stage product candidates, please clarify what you meant by "early-stage." For example, do you mean are these products in pre-clinical trials, Phase I trials, or have they not yet reached the pre-clinical trial stage?

Summary Consolidated Financial Data - page 5

11.   Please provide pro forma net income per share amounts for the most recent fiscal year and interim period to give effect to the conversion of preferred stock into common stock. Please refer to Rule 11-01(a) of Regulation S-X.

Risk Factors – page 6

12.   Please revise the introductory paragraph to eliminate the reference to other unforeseen risks. You should not caution against risks that are not identified and described.

We currently market two products, Acedote and Kristalose. An adverse development regarding either of these products could have a material and adverse impact on us. – page 7

13.   This discussion is too broad. Please revise this risk factor to more specifically identify the types of changes that could have and adverse impact and the likely impact.

14.   If there have been any reports of adverse effects from these products, please specifically identify them.

If any manufacturer we rely on fails to produce our products and product candidates in the amounts we require on a timely basis, or fails to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of Amelior, or may be unable to meet demand for the product supplied by the manufactjurer and may lose potential revenues. – page 7

15.   Does your agreement with Bioniche allow you to obtain Acetadote from another source if they are unable to supply sufficient quantities of Acetadote? If it does not, please revise the discussion to specifically state this information. Similarly, state whether you can obtain Kristalose from any party other than Inalco.

Competitive pressures could reduce our revenues and profits. – page 9

16.   Please revise the risk factor to identify the two competing laxative products and their manufacturers as well as the identity of the company developing the intravenous acetaminophen product.

Our future growth depends on our ability to identify and acquire rights to products. If we4 do no successfully identify and acquire rights to products and successfully integrate them into our operations , our growth opportunities would be limited. – page 9

17.   In the last paragraph of this risk factor you indicate that you are not precluded from engaging in a large acquisition in the future, including an acquisition that entails the investment of substantially all of the proceeds from this offering. Please disclose whether you are currently contemplating, discussing or negotiating an acquisition. If so, you should provide appropriate disclosure in the relevant places in the prospectus, including the "Use of Proceeds" section. If you do not have such plans, please state that you have no current acquisition plans.

The size of our organization and our activities are growing, and we may experience difficulties in managing growth. – page 11

18.   It is unclear whether the number of employees disclosed includes the sales staff you recently acquired from Cardinal. Please clarify the disclosure.

Our strategy to secure and extend marketing exclusivity or patent rights may provide only limited protection from competition. – page 14

19.   Please explain what the terms "priority filing date" and "orphan drug" mean.

20.   Please tell us you basis for market exclusivity for Amelior.

Use of Proceeds – page 23

21.   Please expand the disclosure in this section to identify the amount of proceeds you intend to spend on each identified purpose. Also, please be more specific about what the purposes are.

22.   You say that you may use a portion of the proceeds for product development and expansion. Please identify the products you intend to develop with proceeds from this offering. Disclose the amount of proceeds you intend to spend on development of each product and discuss how far along in the development process the proceeds will take you.

Disclose the amount of additional funds you anticipate will be necessary to complete development and market the product. If additional funds will be required disclose the source you anticipate obtaining the funds from, as well as the timeframe involved in completing the development process.

23.   Disclose the amount of indebtedness you have and the amount you intend to repay using proceeds from this offering. Also disclose the uses of the borrowed funds. Please refer to the instructions to Item 504 of Regulation S-K.

24.   You indicate that you may use proceeds from this offering to finance acquisitions. Identify the business or product you intend to acquire, if known, or if not known, the nature of the business or other acquisitions to be sought, the status of any negotiations with respect to the acquisition and a brief discussion of the business.

25.   Please clarify whether you intend to use proceeds from this offering to pay the deferred portion of the purchase price for Kristalose.

Management's Discussion and Analysis – page 28

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 29

26.   We believe that your disclosure related to estimates that reduce gross revenue such as chargebacks, discounts, rebates and product returns could be improved. Please revise your disclosure and include the following:

   a.   The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b.   The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

   c.   To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d. If applicable, any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Disclose your revenue recognition policy for such shipments.

e. A roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f. Regarding your discussion of results of operations for the period to period net sales comparisons, the amount of and reason for fluctuations for each type of reduction of gross sales, i.e. product returns, rebates and discounts, including the effect that changes in your estimates of these items had on your net sales and operations.

Stock-Based Compensation, page 30

27.   Please disclose the approach used to determine your enterprise value at each grant date and the method used to allocate enterprise value to the outstanding equity to determine the fair value of the underlying common stock. Disclose whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

28.   Please expand your disclosure to clarify why you reviewed the historical volatility of similar public companies to determine your expected volatility. Disclose the factors considered to determine which public companies were similar. Tell us on a supplemental basis the names of the similar public companies used to estimate expected volatility.

Results of Operations, page 32

General

29.   In certain areas of your disclosures, such as your discussion of net revenues, you make references to specific factors that contributed to the change from period to period. Please revise your disclosures to quantify each factor that resulted in significant increases or decreases in financial statement line items. Refer to Financial Reporting Codification Section 501.04.

Year ended December 31, 2005 compared to year ended December 31, 2004

30.   You disclose that the decrease in net revenues in 2005 was primarily due to promotional costs owed to a wholesaler. Please clarify why you recorded these costs as a reduction of revenue. If the decrease was primarily a result of an increase in product promotion and fee service costs, please discuss why these fees increased in 2005 over 2004.

31.   Your financial statements show a gain on an insurance recovery in 2004. Please expand your disclosure to discuss the facts and circumstance surrounding this insurance recovery.

Liquidity and Capital Resources – page 35

32.   Please expand the disclosure on page 36 to include the amount of your minimum purchase obligations under your agreements with Bioniche and Kristalose.

33.   Please name the third party referenced in the first paragraph of page 37, identify the specific pharmaceutical drug and disclose the maximum aggregate amount you could be required to pay pursuant to this agreement.

Contractual Obligations, page 37

34.   Please revise your table to include a total column. Please refer to Rule 303(a)(5) of Regulation S-K.

35.   It appears that scheduled interest payments on long-term debt are excluded from the table. Please revise the table to include scheduled interest payments or disclose and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

Quantitative and Qualitative Disclosures of Market Risks, page 38

36.   It appears that your term loan and revolving line of credit are subject to interest rate risk. Also you do not appear to provide any quantitative or qualitative disclosure regarding your foreign currency exchange rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K. If you believe certain market risks are not material please disclose this fact.

Business – page 39

37.   Please include a discussion of the material terms of your agreements with the following parties:

*   Vanderbilt University, both the intravenous ibuprofen license and the collaboration agreement;
*   Mayne Pharma Pty, Ltd – for the manufacture of commercial supplies of Amelior and the license agreement;
*   Bertek – exclusive rights to commercialize Kristalose;
*   University of Mississippi – the collaboration agreement;
*   University of Tennessee – collaboration agreement;
*   Advogent Group – sales force agreement; and
*   Alveda Pharmaceuticals – license agreement

The discussion should include each parties' rights and obligations, amounts paid/received to date, existence of royalty provisions, amounts paid/received to date, aggregate potential milestone payments; duration and termination provisions and any other material terms. To the extent these agreements have not been filed, please file them or provide us with an analysis supporting your determination that you are not substantially dependent on them.

Overview – page 39

38.   In the first paragraph you state that you have established "a product development and commercial operating infrastructure that is scalable to accommodate our expected growth." It is unclear what this statement means. Please revise the discussion accordingly.   We may have additional comments.

39.   In the last paragraph on page 39, it is unclear whether IMS Health is the source for all the statistical information or just the statement about the growth in the use of ketorolac.

Please clarify. If IMS Health is not the source of the other statistical information, please revise to identify the other sources. Similarly revise the last paragraph on page 40.

40.   Please revise the identify the competitive advantages you believe Kristalose has over competing prescription laxatives.

41.   In the third full paragraph on page 40 you indicate that you have obtained grant funding to support the development of several early-stage product candidates.   Please disclose and discuss the source and amount of these grants and the purposes to which they are to be put.

42.   To the extent you are aware of any adverse effects of any of your products or your product candidate, please describe them.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

43.   Please have KPMG LLP identify the city and State where the report was issued in accordance with Article 2-02 of Regulation S-X.

Consolidated Statements of Income, page F-4

44.   Please revise your presentation of other income and expense to clearly indicate which amounts have a negative attribute. Please refer to Rule 4-01(c) of Regulation S-X.

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

45.   It appears that you have not provided any segment disclosures as required by SFAS 131. If you believe you have a single reportable segment, please disclose this fact and disclose the factors used to identify your single reportable segment as required by paragraph 26(a) of SFAS 131. Please disclose revenue by product as required by paragraph 37 of SFAS 131 and information about major customers as required by paragraph 39 of SFAS 131.

(b) Accounts Receivable, F-7

46.   Your disclosure that product revenue is recognized when the shipment is received by the
        customer appears to be inconsistent with your revenue recognition policy definition of
        delivery on page 29. Please revise your disclosure here and in Note 2(h) to clarify when
        delivery has occurred in order to recognize revenue.

(7) Income Taxes, page F-19

47.   It appears that your deferred tax benefit for 2005 and 2006 consists solely of adjustments
        to the beginning-of-the-year balance of the valuation allowance due to a change in
        judgment about the realizability of deferred tax assets. Based on your disclosure in
        Schedule II – Valuation and Qualifying Accounts it appears that part of the change in the
        valuation allowance was due to the utilization of deferred tax assets.   Please revise to
        disclose the significant components of your income tax benefit for each period presented
        or tell us how your disclosure complies with paragraph 45 of SFAS 109. Please expand
        your disclosure to describe the nature of the permanent differences listed in your 2004 tax
        reconciliation.

(8) Shareholder's Equity, page F-21

48.   In order for us to fully understand the equity fair market valuations reflected in your
        financial statements, please provide an itemized chronological schedule covering all
        equity instruments issued since January 1, 2006 through the date of your response.
        Please provide the following information separately for each equity issuance:

        a. The date of the transaction;
        b. The number of shares/options issued/granted;
        c. The exercise price or per share amount paid;
        d. Management's fair market value per share estimate and how the estimate was
            made;
        e. An explanation of how the fair value of the convertible preferred stock and
            common stock relate, given the one for one conversion ratio;
        f. The identity of the recipient, indicating if the recipient was a related party;
        g. Nature and terms of concurrent transactions; and,
        h. The amount of any compensation or interest expense element.

        Progressively bridge management's fair market value determinations to the current
        estimated IPO price range. Please reconcile and explain the differences between the mid-
        point of your estimated offering price range and the fair values included in your analysis.

Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. If you do not have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified and may have further comment in this regard.

Part II

Item 15

49.   Please disclose the factual basis for exemption for each transaction identified.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

A.J. Kazimi
Cumberland Pharmaceuticals, Inc.
June 8, 2007
Page 12

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Todd Sherman at 202-551-3665 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Martin S. Brown, Esq.
      Adams and Reese LLP
      424 Church Street - Suite 2800
      Nashville, Tennessee 37219